03003819

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME 4 Imprint Group plc

*CURRENT ADDRESS Park 17, Moss Lane
Whitefield M45 8FJ
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

FILE NO. 82- 5104 FISCAL YEAR ~~12/31~~ 12/29/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: NM

DATE : 2/12/03


imprint
eport
ccounts

82-5104
AR/S
12-29-01
03 FEB 10 AM 7:21

Report
and accounts 2001

Contents

4imprint

4imprint Group plc, Park 17, Moss Lane, Whitefield M45 8FJ Tel: +44 (0) 161 272 4000 Fax: +44 (0) 161 272 4001 email: hq@4imprint.co.uk Registered Number 177991 England

Auditors: PricewaterhouseCoopers, Victoria House, 76 Milton Street, Nottingham NG1 3QY

Registrar and Transfer Office: Capita IRG plc, Balfour House, 390/398 High Road, Ilford, Essex IG1 1NQ Bankers: Royal Bank of Scotland plc, HSBC Bank plc, Barclays Bank plc, Stockbrokers: Cazenove & Co. WestLB Panmure Ltd.



Company profile

- Globally, 4imprint Group plc is the largest direct marketer of imprinted promotional products and the fourth largest distributor.

- The Group operates in four distribution channels: Corporate Programmes, Direct Marketing, Premiums and Partner Services.

- 4imprint's strategy is to use its industry-leading administrative technologies and committed team to deliver unrivalled, quality promotional product solutions, providing its shareholders with long term returns and its employees with challenging and rewarding careers.

- The Group headquarters is in Whitefield with other UK facilities in Manchester, London and Bristol. The 4imprint US offices are located in Oshkosh, Wisconsin and Quincy, Massachusetts. In addition, 4imprint has operations in France, Germany, Canada and Hong Kong.



Chairman's statement

2001 has seen the second and final phase of the transformation of our Group from its origins in the UK printing industry to become a leading international distributor of quality promotional merchandise. With the entire Group now focused on this market, we have been working on the development of our infrastructure and technical systems, together with the integration of previous acquisitions. All of this will provide our clients with the best possible service using a competitive cost base, giving the Group the opportunity of strong growth in profits. During 2001, we have succeeded in maintaining sales on a like for like basis and added the first year contribution from Adventures in Advertising Franchise Inc. (AIA), acquired on 30 December 2000. This has been achieved against a worsening economic background for the Group and its customers. We have a strong base of IT and telecommunications clients whose markets are suffering serious pressures after many years of rapid growth and we also serve several major airlines, all of which have been under severe economic strain. Only now are we beginning to show some recovery from the reductions in their business with the Group since last Autumn.

This situation has resulted in lower profits than we had planned for the year, albeit in line with our October statement. However, our financial position remains strong and we have no net borrowings. We believe strongly that our broad customer base in both manufacturing and service companies is a valuable asset, which will position us to take maximum advantage of growth and recovery opportunities. We propose a final dividend of 1.25 pence per share, giving a total of 2.25 pence per share for the year (18.65 pence per share total in 2000). This is in accordance with the policy set out last year, which is to maintain a dividend cover of around three times, based upon profit before exceptional items and goodwill amortisation and after provision for a normalised tax rate.

During the year we have made two important changes to our Board. Richard Harrison has retired after 10 years as Finance Director and 17 years with the Group. Martin Varley was a founder of Broadway Incentives, which has been one of the core divisions of our UK operations. Martin spent 8 years with the Group following our acquisition of his company and since 2000 he held a








Board position as Managing Director Europe. Martin has now moved on to new challenges in another field. I would like to thank both Richard and Martin for their significant contributions to the Group. The Group has recognised a total charge of £0.3 million to satisfy fully the contractual agreements between the Group and Richard and Martin. We welcome Craig Slater to the Board as Finance Director. We congratulate both Nigel Brabbins, on his promotion to head our European Operations and Kevin Lyons-Tarr, as Chief Operating Officer at Oshkosh, who has ten years' experience with the Company.

2001 has not been an easy year. However we have a clear and focused positive strategy, a strong 'blue chip' customer base now utilising our leading edge administrative technologies and a team of committed and extremely capable executives. Accordingly, the Board looks to the future with optimism and confidence.

Rodger Booth
Chairman
15 April 2002





Highlights

- Turnover from continuing operations up 6.7% from £88.0 million to £94.0 million
- Profits on continuing activities before amortisation and exceptionals down from £4.8m to £2.4m.
- Full year dividend of 2.25p per share (2000: 18.65p)
- Core businesses remain cash generative

Operational highlights

- Restructuring completed – exceptional charge of £1.5 million
- UK and US Corporate Programmes show continued sales growth
- Expanding customer base from AIA franchise owner network
- Direct Marketing order volumes increased in both the US and the UK

Chief executive's review



In the toughest market conditions experienced for a number of years the Group maintained turnover in its existing businesses whilst integrating AIA, the US-based franchise network acquired in December 2000. As a result, Group turnover from continuing operations increased by 6.7%, from £88.0 million to £94.0 million.

The Group's flexibility in service delivery and ability to serve a wide range of business sectors means that, whilst affected by general market conditions, there is no undue reliance upon any one channel, sector or client. In particular, the business was able to mitigate the impact of more severe conditions in the IT, telecommunications and airline industries during 2001. Nevertheless, net margins were affected by the downturn and by the costs of the development initiatives outlined below. This resulted in profit before tax, amortisation and exceptional items on continuing activities of £2.4 million – in line with the trading statement issued in October 2001 - compared to £4.8 million in 2000.

Significant progress was achieved on a number of operational initiatives, including the AIA integration and the establishment of business channels in the US. In order to achieve the objectives set for the AIA integration, the Group has invested in the further development of its operating system OASIS, the migration of certain jobs into our major US business facilities in Oshkosh and the establishment of additional services to assist franchise owners in further growth. In conjunction with the AIA development, the Premiums and Corporate Programme channels have also been established in Oshkosh.

In the UK, the final stages of the restructuring announced last year were put in place. The main element of this was the closure in December of the Woking facility, which is expected to












produce an immediate benefit of £0.5 million per annum. This compares with the expected cost of £1.5 million, which is shown as an exceptional item in the 2001 accounts. Alongside goodwill amortisation of £1.0 million this leads to a Group result of breakeven, compared to a loss of £45.1 million in 2000.

The Group's core businesses remain cash generative. However, 2001 was characterised by a significant cash outflow, as a result of:



- The payment of £10.5 million for AIA
- Capital expenditure of £4.7 million largely spent on expanding the facilities in Oshkosh in order to house the AIA back office functions that will be consolidated there and the further development of the OASIS operating system, and
- £3.8 million in dividends under the old Bemrose dividend policy which, as indicated in last year's report, will not be continued.











- In 2001 the Group has re-organised its management structure in order to reflect the changing needs of the business.
- Appointments have been made to our operational boards of Kevin Lyons-Tarr as Chief Operating Officer, Oshkosh and Nigel Brabbins as Managing Director, European Operations.
- Kevin, based in Oshkosh, has been with the Group for 10 years and has been principally responsible for the development and implementation of our bespoke operating system, OASIS.
- Nigel, based in Manchester, joined the Group in August 2001. Nigel has had vast operational experience in business-to-business distribution.

Structure and development

Committed teams aligned to each distribution channel support both Kevin Lyons-Tarr and Nigel Brabbins.

Our channel leaders are...

Corporate Programmes

Paul Courter
Director of Corporate Programmes
US

David Landes
European Sales and Marketing Director
UK

Direct Marketing

Rich Covyeau
Vice President of Marketing
US

Cheryl Jackson
Direct Marketing Manager
UK

Premiums

Greg Iott
Vice President Business Development
US

Rowland Deighton
Managing Director Premiums
UK

Partner Services

Dan Carlson
CEO of Adventures in Advertising
US

John Battersby
Director Field Sales
UK


Kevin Lyons-Tarr
kevin.lyonstarr@4imprint.com


Nigel Brabbins
nigel.brabbins@4imprint.co.uk


Paul Courter
paul.courter@4imprint.com


David Landes
david.landes@4imprint.co.uk


Rich Covyeau
rich.covyeau@4imprint.com


Cheryl Jackson
cheryl.jackson@4imprint.co.uk


Greg Iott
greg.iott@4imprint.com


Rowland Deighton
rowland.deighton@4imprint.co.uk


Dan Carlson
dan.carlson@advinadv.com


John Battersby
john.battersby@4imprint.co.uk

Corporate programmes

Our Corporate Programme channel designs, sources, manufacturers, warehouses and distributes promotional products for over 80 major clients worldwide such as Audi, British Airways, BT, Gillette, Hitachi Data Systems, IBM, ING, JCB, Microsoft, Northrop Grumman, Union Pacific and UNISYS.

In UK Corporate Programmes there was sales growth both from existing customers and from several significant new contracts won during the year. This was despite spending cuts by some clients, particularly those in travel and technology. The wins included some high profile names such as Nissan Europe, Abbey National, DaimlerChrysler UK, Natwest and Ericsson, and these strengthen and broaden the customer base in this business. However, some of these accounts were added late in the year and, as a result, should yield benefits in 2002.



From design and co-ordination to delivery, the complete Corporate Programme service

The US strategy of using the AIA franchise owner network to find Corporate Programme opportunities continues to produce results. Through the use of web-based catalogues and our OASIS operating system, a competitive, and high quality service is offered to all Corporate Programme clients, resulting in an expanding customer base. The Group has secured over a dozen new wins since the middle of last year when the initiative was launched. Hitachi Data Systems, Brunswick, JCB (now served in both the UK and the US), ING and Union Pacific join the growing list of valued clients. Significant resources have been added throughout the year to support the development of this channel, and revenue from these recent wins will gradually increase in the coming months as these programmes launch and grow.



HITACHI
DATA SYSTEMS
GIFT CATALOG



kinko's
Call now to order: 866-230-6335

Direct marketing


SAVE 1.25

Our Direct Marketing channel posts well over 10 million catalogues and other mailings annually and serves over 150,000 customers worldwide.

Dot.com start-ups that had entered our industry found themselves in some difficulty. Accordingly, our initial US mailing plans for 2001, put forward in the Autumn of 2000, called for a [illegible]% increase in prospect catalogues being mailed. Unfortunately the recession dampened response rates and, though we cut back our mailings in the second half, the additional cost of aggressive prospecting in the first half impacted earnings in this channel.

The main impact of the recessionary market was to reduce average order size, but increased order volumes in both the US and the UK, the latter from a small base, offset this. Direct Marketing orders coming in over the Internet now account for [illegible]% of the intake in the UK and remain at 18% in the US.

Over 10 million mailings annually

Premiums

Our Premiums channel designs, sources and arranges offshore manufacturing of large one-off imprinted product orders most often used by larger companies in consumer promotions.

Though this channel will see a slight lift from the upcoming World Cup, it continues to reduce cyclical dependence on the bi-annual sporting events that have dominated its top line in the past. With a renewed emphasis on net profit and cost control, the business produced improved net results from a reduced turnover. The Group has won contracts with a number of new clients, including the BBC, Gillette and Guinness UDV; as well as becoming joint official premium promotion licensee for the Manchester 2002 Commonwealth Games. Our ongoing contracts to provide amenity kits for several major airlines should provide access to the steady improvement expected and already being seen in this sector.

Our route to market in the US premium business via the AIA franchise owner network is the same as with Corporate Programmes. Both Corporate Programmes and infrastructure development have been our first priority and work on Premium sales is at an early stage. Lead times for major orders are longer but the initial response has been extremely positive.



Gillette World Cup 2002 Merchandise

Partner services

Our Partner Services channel's charter is to leverage our bespoke enterprise operating systems and industry-leading supply chain management processes into other channels of distribution.

AIA maintained strong growth adding 130 new franchise owners in 2001, growing its recurring service fees by 35%, from System Wide Billings up 18% to US$110 million. When the acquisition of AIA was announced in December 2000, many prospective joiners took a wait-and-see attitude. As the strength of our newly combined resources has become better known, this caution has largely disappeared and we have been able to attract better experienced industry operators many of whom bring with them significant existing business.

Franchise owners are progressively introduced to our highly efficient OASIS IT system. This is a major project that we aim to complete by the end of 2002. This will enable them to process transactions quicker and with greater accuracy, freeing them to spend more time selling.



Franchise owners at the P.P.A.I. Dallas Trade show



Another set of franchise owners graduate through our training programme

Adventures in Advertising® Franchise, Inc.

Our franchise operation acquired in December 2000.

Outlook

Sales are continuing to increase despite weak market conditions in both the UK and US. This is driven by new contract wins in both the Corporate Programmes and Premiums channels. Additionally, with over 450 active franchise owners now in the AIA network the Group is well positioned to rebound in 2002 assuming there is no major deterioration in either the UK or US economies.

Dick Nelson
dick.nelson@4imprint.com

Chief Executive

15 April 2002

Client portfolio

A sample of the blue chip international companies we serve:

Alliance Leicester
IBM
BRITISH AIRWAYS
BLACK&DECKER
UNION PACIFIC
Audi
AIR PRODUCTS
L'ORÉAL
KPMG
BMW
amec
exel
Microsoft
Gillette
Rolls-Royce
JCB
BT
HILTI
rac
kinko's
BAE SYSTEMS
ERICSSON
UNISYS

Operating and financial review

Profit before tax, goodwill amortisation and exceptionals was £2.4m compared to £4.8m in 2000. After accounting for goodwill amortisation of £1.0m and exceptional items of £1.5m this led to a small loss before tax compared to a loss of £45.1m in 2000.

The fall in profit arose on both sides of the Atlantic and was due mainly to worsening economic conditions in the last quarter, some one-off costs incurred in each location and development costs incurred in pursuit of the Group's strategy. The main one-off costs were the cessation of AIA's previous funding and software agreements, totaling £0.2m, and the settlement of directors' contracts, totaling £0.3m.

The exceptional charge of £1.5m relates to the closure of the Woking office completing the fundamental reorganisation. The charge includes £1.0m provision in respect of the remaining lease, along with £0.5m closure costs.

The Balance Sheet remains strong and ungeared.

The cash usage in the year was due to the settlement of the AIA acquisition consideration, re-alignment of AIA's creditor payment policy, continued development of software and provision of further space in Oshkosh to accommodate some of the back office functions of AIA. It is important to note that our Balance Sheet includes full recognition of the AIA debtors and creditors arising from franchise owner billings, whereas the Profit and Loss account recognises only the fee income.

Whilst the earlier disposals have been completed and associated issues dealt with, the Group has an unsecured debtor of £4.1m, representing deferred consideration on the US Supplier Businesses disposed of in 1999.

The AIA acquisition was legally completed in 2000, but the cash transferred in 2001. Part of the consideration for the business was an earn-out and the full potential earn-out, amounting to $7.5m (£5.1m), has been provided for in the Group's Balance Sheet. As a result, the goodwill amortisation charge is now £1.0m per annum.

Cash Management

The average US dollar exchange rate during the course of the year was $1.4385 (2000: $1.516) to the pound. The impact of this movement on the US$ denominated operating profit was an improvement in the pound equivalent of £12,000.

The exchange rate at the balance sheet date was $1.4484 (2000: $1.4938) to the pound. The effect of this movement on the net US$ denominated operating assets was £846,000. Net cash at the year-end amounted to £3m.

Treasury policy is to manage the financial requirements and risks that arise in relation to business needs. Part of this policy comprises the use of foreign exchange (principally US$) loans to hedge US$ denominated assets and cash flows. The Group also operates pooling arrangements for debt and deposits, US$ and Euros via multi-currency lines of credit. Treasury operations are geared towards maximising interest income through the active management of cash flows. Details of loans and investments are described more fully in note 19.

American Depository Receipts (ADRs)

The Group has sponsored a Level 1 ADR programme in the USA for which the Bank of New York acts as a depository. The ADRs are traded on the over-the-counter market under the symbol FOREY, where one ADR is equal to two ordinary shares. For further information please contact: Shareholder Relations, The Bank of New York, 620 Avenue of the Americas, 6th Floor, New York NY10011 or telephone number (00) 1646 885 3300.

Dividends

The Board has recommended a final dividend of 1.25p per share, making a total for the year of 2.25p per share, payable on 30 May 2002. As highlighted in the Chairman's Statement, the policy for future dividends has been reviewed and will be based on a payment covered approximately 3 times by profit before tax, excluding goodwill amortisation, exceptionals and with a normalised tax rate.

Operating and financial review (continued)

	Dynamics The key dynamics of each channel are:	Financial Risks The main financial risks inherent in each of the business channels are:
Corporate Programmes	• Typically involve a negotiation phase and a programme construction phase, lasting a number of weeks, followed by a period during which the programme is phased in. Once active, programmes require a stock holding and are renewed or refreshed at regular intervals. • The costs of winning, setting up and refreshing programmes are expensed as they are incurred.	• Credit risks with each customer can be sizeable but are considered relatively low due to the blue chip nature of the target customer base. • Stock risk is partly offset through the contractual arrangements with customers. • Programmes will initially lose money until fully active.
Direct Marketing	• Requires a continual marketing effort, usually through catalogues, targeted to existing and new customers. Most orders are satisfied on a 'back-to-back' basis from suppliers and only sample stocks are held. • The costs of each new catalogue are expensed in the year, apart from a carry forward of an element directly related to post year end sales.	• The most significant risk relates to the lead-time required for catalogues affecting pricing and catalogue volume decisions. • Accurate customer targeting, good vendor management, efficient systems and good quality service are requirements to generate acceptable returns.
Premiums	• Usually satisfying one-off orders which are often sourced overseas, this business adds a creative input and strong sourcing skills. • The nature of this business means that it earns slightly lower margins than the rest of the Group but achieves a higher return on capital.	• Most orders are for high quantities of one-off bespoke items, which are often ordered and shipped from overseas. Close management of the many risks associated with such an operation, combined with strong systems, and an experienced management team, reduce this risk.
Partner Services	• This is a franchise operation, which recruits and services distributors throughout the US. Income is derived from ongoing service fees, recruitment fees and other charges. • The Group recognises the above fee income in the Profit and Loss account. • One service that is part of the Group's offering is order administration, where funding and ownership of the franchise debtors is assumed by the Group. Consequently, the Group records these debtors, and associated creditors, in the Balance Sheet.	• This channel will be significantly enhanced as a result of its adoption of the OASIS operating system. As a result various risks, such as credit and order processing risks, will be more manageable. • Franchisees are responsible for most customer contact and the quality of business and service is dependant upon these franchisees.

		Other Financial Risks
Defined Benefit Pension Scheme		• The Group has a defined benefit pension scheme which is closed to new entrants. There are approximately 1,000 pensioners, 1,500 deferred pensioners and 6 active members in the scheme, which has £72.7m of assets at 29 December 2001. • The Group is examining, with external assistance, its options in respect of this scheme.

During 2001, the Group completed its restructuring and transformation into a focused promotional products distributor. The trading structure is now as follows:

SUPPLIERS	4imprint Group plc	MARKET SEGMENTS
Manufacturers and Imprinters - Local - Overseas	**Corporate Programmes Channel** (US & UK) **Direct Marketing Channel** (US & UK) **Premiums Channel** (US & UK) **Partner Services Channel** (US) (UK - Field Sales)	Large Corporates with structured programmes Corporates Events and Promotional Demand.

These channels are supported by strong sourcing, IT and finance functions.

Craig Slater
craig.slater@4imprint.co.uk
Finance Director
15 April 2002

Board directors



Rodger Booth
Non-executive Chairman



Dick Nelson
Chief Executive



David Dunn
Senior Non-executive



Michael Potter
Non-executive



Nicholas Wrigley
Non-executive



Craig Slater
Finance Director

Rodger Booth* (58) has been with 4imprint for 13 years. He was appointed Chairman in 1996 previously having been Chief Executive since 1992. He is a graduate of Oxford University, a non-executive Director of the Leeds and Holbeck Building Society and a member of the Council and Finance Committee of the University of Hull.

Dick Nelson (53) was appointed Chief Executive in March 2000. He founded Nelson Marketing based in Wisconsin, USA in 1984 and sold the company to 4imprint in 1996. He has been responsible for the development of direct marketing and the use of internet technology across the group.

dick.nelson@4imprint.com

David Dunn* (57) was appointed a Director in 1996. He is non-executive Chairman of Brammer plc and a non-executive Director of First Group Plc and Croda International Plc. He is a member of the Institute of Chartered Accountants of Scotland (CA).

Michael Potter* (52) was appointed a Director in March 2001. He is Chairman and Chief Executive of Redwood, which he co-founded. He is a Director of Prince's Trust Trading Board and the Periodical Publishers Association. He is a member of the Development Boards of the National Portrait Gallery and the Royal Court Theatre.

Nicholas Wrigley* (47) was appointed a Director in 1996. He is Managing Director - Investment Banking at N M Rothschild & Sons Limited, a leading British Merchant Bank. He is a non-executive Director of the Scarborough Building Society.

Craig Slater (38) was appointed Finance Director on 19 October 2001. He started his career with Thorn EMI plc before qualifying as a Chartered Accountant at Arthur Andersen & Co. Having gained restructuring, turnaround and growth experience in a quoted environment, Craig led the take-private of Avonside Group PLC in 1999 as Group Managing Director, having previously been Group Finance Director.

craig.slater@4imprint.co.uk

* Non-executive Director

Audit Committee: Nicholas Wrigley (Chairman), Rodger Booth, David Dunn, Michael Potter.
Remuneration Committee: David Dunn (Chairman), Rodger Booth, Michael Potter, Nicholas Wrigley.
Nominations Committee: Rodger Booth (Chairman), David Dunn, Dick Nelson, Michael Potter, Nicholas Wrigley.

Directors' report

4imprint

The directors submit their report and the audited accounts for the 52 weeks ended 29 December 2001.

Results and dividends.
The results of the Group for the 52 weeks are set out in detail on page 23.
An interim dividend of 1p per ordinary share for 2001 was paid on 12 November 2001 and the directors recommend a final dividend of 1.25p per share. The proposed dividend, if approved, will be paid on 30 May 2002 in respect of shares registered at the close of business on 3 May 2002.
The total distributions paid for 2001 and recommended on the ordinary shares is £646,000 or 2.25p per share (2000: £5,346,000 or 18.65p per share).

Principal activity
The principal activity of the Group in 2001 comprised the supply of promotional products.

Review of the business
A review of the business is contained in the Chairman's Statement, the Chief Executive's Review and the Operating and Financial Review on pages 2 to 15.

Charitable and political donations
The Group contributed the following sums:

	2001 £'000	2000 £'000
Charitable purposes	23	23

No political donations were made

Disabled persons
The Group has an established policy of encouraging the employment of disabled persons wherever this is practicable. In compliance with current legislation the Group seeks to employ at least the quota of disabled persons required and endeavours to ensure that disabled employees benefit from training and career development programmes in common with all other employees. The Group's policy includes, where practicable, the continued employment of those who may become disabled during their employment.

Employee involvement
As a key part of the Group's philosophy, we continue to place great importance on involving our staff in our operations.
Regular meetings are held between management and employee representatives through which we seek to keep staff informed and involved in the progress and performance of the Group. To ensure that employees remain motivated and identify more closely with the business, shareholders and future growth, a savings related share option scheme has been made available to employees in the year.

Fixed assets
Details of the movement of fixed assets are shown in notes 12 to 14.

Directors
The names of the directors in office during the period and their interests in the share capital of the company are shown on page 21. Biographical details of the directors, including those proposed for re-election, are shown on page 17.
M.N. Potter was appointed to the board on 20 March 2001 and R.C.A. Slater on 19 October 2001. R. Harrison resigned on 19 October 2001 and M.R. Varley resigned on 30 November 2001. All of the other directors held office throughout the period. S.R.G. Booth and D.M. Dunn retire by rotation and, being eligible, offer themselves for re-election. R.C.A. Slater retires and offers himself for election as he was appointed since the date of the last AGM.
The periods of appointment as non-executive directors of S.R.G. Booth, N.H.T.Wrigley and D.M.Dunn expire in September 2002, August 2002 and June 2002 respectively.
Neither the directors nor any members of their families had any interest either during or at the end of the period in any contract with the Company or its subsidiaries requiring disclosure under Parts II and III of Schedule 6 of the Companies Act 1985, except as disclosed in note 27.

Corporate Governance
The Group has complied throughout the year with the Combined Code of Best Practice on Corporate Governance.

The Board
The Board usually meets 9 times a year. In 2001 it comprised a non-executive Chairman and three further non-executive directors two of whom served throughout the period whilst one was appointed on 20 March 2001. There were three executive directors through the year until the resignation of M.R.Varley on 30 November 2001, since which time there have been two executive directors.
There is a clear division of responsibilities between the Chairman and the Chief Executive. All directors have access to all relevant information and independent professional advice as required.
The Board is assisted by Audit, Remuneration and Nominations Committees, membership of which is

4imprint

shown on page 17. The Audit Committee is responsible for reviewing a wide range of matters including the interim and annual financial statements and monitoring the integrity of the information reported to the shareholders. The Nominations Committee makes recommendations to the Board regarding the appointment of directors and senior management.

Internal Control

The Combined Code introduced a requirement that the effectiveness of the system of internal control is reviewed by the Board at least annually. "Internal Control: Guidance for Directors on the Combined Code" (the Turnbull report) was published in 1999 to provide guidance to directors.

In this respect the Group operates within a clearly defined organisational structure, with established responsibilities and authorities reporting to the Board. This structure is designed to monitor and address key business and financial risks and to ensure that the financial position of the Company is disclosed with reasonable accuracy so that the Board maintains effective control.

The senior management of the operating divisions identifies key business risks, considers their financial implications and the effectiveness of the plans to deal with these risks. During the year and on an ongoing basis the Board reviews the risk assessments in conjunction with the strategies of the operating divisions, their performance and their budgeting process - thus enabling the Board to satisfy its obligations as regards the effectiveness of its internal control procedures. Internal audit is undertaken by independent members of the finance function. The Board does not consider the establishment of a separate internal audit function to be commercially viable.

Going concern

After making enquiries, the directors have reasonable expectation that the Company has adequate reserves to continue operational existence for the foreseeable future. They continue to adopt the going concern basis in preparing the accounts.

Remuneration report

The Remuneration Committee is comprised exclusively of the non-executive directors. The Company has complied throughout the period with best practice provisions for directors' remuneration as required by the Financial Service Authority's Listing Rules, which concerns the membership and operation of the remuneration committee.

The Company's remuneration committee decides the remuneration policy, including service contracts, that applies to executive directors and the Group's other senior management. In determining that policy it has given full consideration to the Best Practice Provisions for directors remuneration annexed to the Financial Service Authority's Listing Rules. In setting the policy it considers a number of factors including:

(a) The basic salaries and benefits available to executive directors of comparable companies.
(b) The need to attract and retain directors of an appropriate calibre.
(c) The need to ensure executive directors' commitment to the continued success of the Company by means of incentive schemes.

Details of individual directors' emoluments for the year are as detailed in note 5.

Remuneration of non-executive directors

The remuneration of the non-executive directors is determined by the Board with the assistance of independent advice concerning comparable organisations and appointments.

The non-executive directors do not receive any pension or benefits from the Company relating to their employment as non-executive directors, nor do they participate in any of the bonus or incentive schemes or share option schemes.

The non-executive directors do not have service contracts with the Company. They are all appointed on the basis of serving for a two or three year period in accordance with the Company's Articles of Association.

Remuneration policy for executive directors and senior managers

The Group's remuneration policy for executive directors and senior managers is to:

(a) Have regard to each director's experience and the nature and complexity of their work in order to pay a competitive salary that attracts and retains management of the highest quality.
(b) Link individual remuneration packages to the Group's long-term performance through the award of share options and incentive schemes.
(c) Provide post-retirement benefits through the Group's pension schemes.
(d) Provide employment-related benefits including the provision of a company car, life assurance, insurance relating to each director's duties and medical insurance.
(e) Provide performance related bonus plans linked to the financial results which are included in their total emoluments, but do not rank for pension benefits. Each year the Remuneration Committee sets target levels of performance which in their view would

represent good Group performance. All bonus arrangements are capped and based upon earnings and individual performance targets. Other than share options there are no long term incentive schemes for directors.

(f) Incentivise directors and senior managers to identify with the creation of shareholder value by participating in the 'Share Plan 2000' share option scheme as detailed in the circular to shareholders dated 10 March 2000, which was approved by shareholders on 3 April 2000.

Salaries and benefits

The remuneration committee meets at least once a year in order to consider and set the annual salaries for executive directors and senior management, having regard to personal performance and independently compiled salary survey information.

Pensions

The Group contributes to the personal pension plans of the executive directors, R.A. Nelson and R.C.A. Slater, as detailed in note 5. Former executive directors S.R.G. Booth, R. Harrison and M.R. Varley were members of the Group's defined benefit scheme. Subject to Inland Revenue limits, members of this scheme are eligible for a pension of up to two thirds of salary upon retirement at the age of 60, provided that the minimum service requirement of 20 years has been met.

Contracts of Service

Each of the executive directors has a contract of service as an employee which can be terminated by the Company with a notice period as detailed in note 5 and by the director with a notice period of between six and twelve months.

Non-executive directorships

The Board believes that the Company can benefit from executive directors accepting appointments as non-executives and, as a consequence, allows them to hold one outside appointment as a non-executive director, subject to the approval of the Board.

Director's interests

Interests in shares - Apart from the interests disclosed on page 21 no directors were interested at any time in the year in the share capital of the Company or other Group companies.

Interests in share options - Details of options held by directors are set out in the table on page 21.

Statement of directors' responsibilities

The directors are required by UK company law to prepare financial statements for each financial year that give a true and fair state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for that period.

The directors confirm that suitable accounting policies have been used and applied consistently, except where noted in these accounts, and reasonable and prudent judgements and estimates have been made in the preparation of the financial statements for the 52 weeks ended 29 December 2001. The directors also confirm that applicable accounting standards have been followed with the exception of the departure disclosed and explained in the accounting policies on page 28. The directors are responsible for keeping proper accounting records, for taking responsible steps to safeguard the assets of the Company and the Group, and to prevent and detect fraud and other irregularities.

Payment policy

In view of the diverse nature of the Group's activities, no universal code or standard on payment policy is followed, but the operations within the Group are expected to establish payment terms consistent with local procedures, custom and practice. The Company had no trade creditors at the year end.

Substantial interests

At 31 March 2002 the Company had been notified of the following interests in the issued ordinary share capital of the Company:

	Number of shares	%
Artemis	1,737,360	6.1
Canada Life	1,125,000	3.9
Fidelity Investments	3,969,185	13.8
Foreign & Colonial	1,169,841	4.1
M & G Investments	5,692,827	19.8
Newton	5,289,204	18.4
Schroders	1,941,100	6.8
Universities Superannuation Scheme	1,461,027	5.1

Annual General Meeting

Notice for the Annual General Meeting is on page 48. Items of special business to be considered at the Annual General Meeting are described in detail in the Notice for the Annual General Meeting on page 48 and the notes on the business to be conducted on pages 49 to 50.

4imprint

Directors' interests in the share capital of the Company

	Holding at 31.12.00 (or date of appointment)	Granted or acquired	Date of grant	Sold exercised or lapsed	Holding at 29.12.01 (or date of resignation)	Exercise price	Middle market price at Exercise	Exerciseable From	To
S.R.G.Booth	200,652				200,652				
S.R.G.Booth - Non-Beneficial	30,609				30,609				
D.M.Dunn	1,722				1,722				
R.Harrison	49,105	1,547			50,652				
Executive options	30,936		28.9.94		30,936	381.1p		Sept 1997	Sept 2004
Executive options	16,667		4.6.96		16,667	377p		June 2001	June 2006
Executive options*	275,000		20.4.00	275,000					
R.Harrison Non-Beneficial	28,665			25,094	3,571				
R.A.Nelson	138,148	80,000			218,148				
Executive options*	855,000		20.4.00		855,000	350p		Apr 2001	Apr2010
M.N. Potter	Nil				Nil				
R.C.A. Slater	Nil				Nil				
R.C.A. Slater Non-Beneficial	3,571				3,571				
M.R.Varley	80,182	115,000			195,182				
Executive options	6,000		19.4.96	6,000					
Executive options	6,667		4.9.96	6,667					
Executive options	6,000		14.4.97	6,000					
Executive options*	675,000		20.4.00	675,000					
N.H.T.Wrigley	1,625				1,625				

The 1986 Executive Share Option Scheme, the 1987 US Executive Share Option Scheme, the 1996 Executive Share Option Scheme, the 1996 Unapproved Share Option Scheme and the Share Plan 2000 were adopted by the Company at General Meetings on 21 May 1986, 26 August 1987, 16 May 1996, 16 May 1996 and 3 April 2000 respectively. The number of ordinary shares shown above under each of those schemes are those over which options outstanding at the relevant date had been granted.

* The Share Plan 2000 Options are only exerciseable as to 50% when the share price reaches 700p and 50% when the share price reaches 1050p (each for an average of at least 60 days before April 2003 and 2005 respectively).

During 2001 the middle market value of the share price ranged from 95p to 432p and was 107.5p at the close of business on Friday 28 December 2001.

On 1 January 2002 R.A. Nelson was granted 3,209 share options at an exercise price of 127p under the 2001 US Sharesave Plan. On 11 January 2002 R.C.A. Slater purchased 10,000 ordinary shares.

There has been no other change in the interests set out above between 30 December 2001 and 15 April 2002.

The non-beneficial interest of R. Harrison resulted from his directorship of 4imprint QUEST Trustees Limited from which he resigned on 19 October 2001. The interest in these shares transferred to R.C.A. Slater upon his appointment as a director of 4imprint QUEST Trustees Limited on 19 October 2001.

By order of the Board
Craig Slater
Secretary
15 April 2002

Auditors' report

Independent auditors' report to the members of 4imprint Group plc

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes and the accounting policies set out in the statement of accounting policies.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Chairman's Statement, the Chief Executive's Review, the Operating and Financial Review and the Directors' Report.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 29 December 2001 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Nottingham
15 April 2002

Consolidated profit and loss account

for the 52 weeks ended 29 December 2001

	Note	2001 £'000	Exceptional items & goodwill amortisation 2001 £'000	Total 2001 £'000	2000 £'000	Exceptional items & goodwill amortisation 2000 £'000	Total 2000 £'000
Turnover - continuing		93,973		93,973	88,032		88,032
- discontinued					28,646		28,646
	1	93,973		93,973	116,678		116,678
Change in stocks of finished goods and work in progress	2	(496)		(496)	7,632		7,632
		93,477		93,477	124,310		124,310
Operating expenses excluding goodwill amortisation		(91,507)		(91,507)	(123,940)		(123,940)
Goodwill amortisation			(954)	(954)		(277)	(277)
	2	(91,507)	(954)	(92,461)	(123,940)	(277)	(124,217)
Operating profit/(loss)							
- continuing		1,970	(954)	1,016	4,089	(277)	3,812
- discontinued					(3,719)		(3,719)
		1,970	(954)	1,016	370	(277)	93
Exceptional items	6		(1,525)	(1,525)		(45,884)	(45,884)
Net interest receivable	7	474		474	704		704
Profit/(loss) before taxation							
- continuing		2,444	(2,479)	(35)	4,793	(1,666)	3,127
- discontinued					(3,719)	(44,495)	(48,214)
		2,444	(2,479)	(35)	1,074	(46,161)	(45,087)
Tax on ordinary activities	8	(42)		(42)	(275)		(275)
Profit/(loss) after taxation	9	2,402	(2,479)	(77)	799	(46,161)	(45,362)
Dividends : Ordinary & preference	10	(646)		(646)	(5,350)		(5,350)
Transfer to/(from) reserves	22	1,756	(2,479)	(723)	(4,551)	(46,161)	(50,712)
Earnings per share	11						
Basic				(0.27)p			(160.84)p
Diluted				(0.27)p			(160.83)p

Other statements

for the 52 weeks ended 29 December 2001

Statement of total recognised gains and losses

	Note	2001 £'000	2000 £'000
Loss for the financial year		(77)	(45,362)
Exchange adjustments on foreign currency net investments	22	593	(137)
Total gains and losses for the financial year		516	(45,499)

Note of historical cost profits and losses

	Note	2001 £'000	2000 £'000
Reported loss on ordinary activities before taxation		(35)	(45,087)
Realisation of property revaluation gains			4,208
Difference between historical cost depreciation charge and the actual depreciation charge of the period calculated on the revalued amount	22	6	31
Historical cost loss on ordinary activities before taxation		(29)	(40,848)
Historical cost loss for the period after taxation and dividends		(717)	(46,473)

Reconciliation of movements in shareholders' funds

	Note	2001 £'000	2000 £'000
Loss for the financial year		(77)	(45,362)
Dividends	10	(646)	(5,350)
		(723)	(50,712)
Other recognised gains and losses relating to the period	22	593	(374)
Shares issued in the period			1,727
Redemption of preference share capital			(208)
Goodwill reinstated on disposal of subsidiaries			31,590
Net movement in shareholders' funds		(130)	(17,977)
Opening shareholders' funds		45,845	63,822
Closing shareholders' funds		45,715	45,845

Balance sheets

4imprint

at 29 December 2001

	Note	Group 2001 £'000	Group 2000 £'000	Parent 2001 £'000	Parent 2000 £'000
Fixed assets					
Intangible assets	12	17,633	17,325		
Tangible assets	13	7,363	4,742	273	279
Investments	14	9	76	110,182	110,182
		25,005	22,143	110,455	110,461
Current assets					
Stocks	15	5,295	5,732		
Debtors due within one year	16	37,265	39,635	12,434	13,070
Debtors due after more than one year	16	6,471	7,005	3,450	4,016
Cash at bank and in hand		25,360	28,110	23,270	28,720
		74,391	80,482	39,154	45,806
Creditors: amounts falling due within one year	17	(44,517)	(49,352)	(75,190)	(79,285)
Net current assets/(liabilities)		29,874	31,130	(36,036)	(33,479)
Total assets less current liabilities		54,879	53,273	74,419	76,982
Creditors: amounts falling due after more than one year	18	(5,178)	(5,221)		
Provisions for liabilities and charges	20	(3,986)	(2,207)	(662)	(662)
Net Assets		45,715	45,845	73,757	76,320
Capital and reserves					
Called up share capital	21	11,044	11,044	11,044	11,044
Share premium account	22	37,630	37,630	37,630	37,630
Capital redemption reserve	22	208	208	208	208
Revaluation reserve	22	43	49	43	49
Profit and loss account	22	(3,210)	(3,086)	24,832	27,389
Equity Shareholders' Funds		45,715	45,845	73,757	76,320

The financial statements on pages 23 to 47 were approved by the board of directors on 15 April 2002 and were signed on its behalf by

Rodger Booth

Craig Slater

Cash flow statement

for the 52 weeks ended 29 December 2001

	Note	2001 £'000	2001 £'000	2000 £'000	2000 £'000
Cash inflow from operating activities	A		2,872		183
Returns on investments and servicing of finance	B		402		772
Taxation			(314)		(797)
Capital expenditure	B		(4,654)		(4,745)
Acquisitions and disposals	B		(11,215)		35,809
Equity dividends paid			(3,782)		(5,272)
Cash (outflow)/inflow before use of liquid resources and financing			(16,691)		25,950
Financing - Issue of shares	B	67		1,689	
Movement in debt		13,046		(2,879)	
			13,113		(1,190)
(Decrease)/increase in cash in the period			(3,578)		24,760
Reconciliation of net cash flow to movement in net debt	C				
(Decrease)/increase in cash in the period		(3,578)		24,760	
Cash (outflow)/inflow from movement in debt and lease financing		(13,046)		2,879	
Change in net debt resulting from cash flows			(16,624)		27,639
Debt acquired with subsidiaries					(7,139)
Finance leases disposed of with subsidiaries					31
Translation difference			(77)		70
Movement in net debt in the period			(16,701)		20,601
Opening net cash			19,997		(604)
Closing net cash	C		3,296		19,997

Notes:

A

Reconciliation of operating profit to operating cash flows

	2001 £'000	2000 £'000
Operating profit	1,016	93
Depreciation charge	1,922	3,537
Amortisation of goodwill	954	277
Loss/(profit) on sale of tangible fixed assets	113	(33)
Release of deferred profit on sale & leaseback	(35)	(150)
Pension prepayment movement		75
Exceptional reorganisation costs paid	(190)	(1,256)
Increase/(decrease) in stocks	443	(6,350)
Decrease in debtors	5,224	11,617
Decrease in creditors	(6,474)	(7,230)
Expenditure against provisions	(101)	(397)
Net cash inflow from continuing operating activities	2,872	183

Cash flow statement (continued)

4imprint

for the 52 weeks ended 29 December 2001

	2001		2000	
	£'000	£'000	£'000	£'000
B				
Analysis of cash flows for headings netted in the cash flow statement				
Returns on investments and servicing of finance				
Interest received		1,128		1,236
Interest paid		(726)		(452)
Preference dividend paid				(4)
Interest element of finance lease rental payments				(8)
Net cash inflow from returns on investments and servicing of finance		402		772
Capital expenditure				
Purchase of tangible fixed assets		(4,725)		(5,472)
Sale of tangible fixed assets		71		727
Net cash outflow from capital expenditure		(4,654)		(4,745)
Acquisitions and disposals				
Purchase of subsidiary undertakings		(10,499)		(3,247)
Cash acquired with subsidiaries		31		1,384
Sale of subsidiary undertakings		(747)		34,777
Overdrafts disposed of with subsidiaries				2,895
Net cash (outflow)/inflow from acquisitions and disposals		(11,215)		35,809
Financing				
Issue of ordinary share capital		67		1,689
Debt due within one year				
Increase/(repayment) of unsecured loan	13,053		(2,700)	
Capital element of finance lease rental payments	(7)		(179)	
		13,046		(2,879)
Net cash inflow/(outflow) from financing		13,113		(1,190)

	At 31 December 2000 £'000	Cash Flow £'000	Exchange movement £'000	At 29 December 2001 £'000
C				
Analysis of net debt				
Cash at bank and in hand	28,110	(2,800)	50	25,360
Overdrafts	(967)	(778)	117	(1,628)
	27,143	(3,578)	167	23,732
Debts due within one year	(7,139)	(13,053)	(244)	(20,436)
Finance leases	(7)	7		
	(7,146)	(13,046)	(244)	(20,436)
Total	19,997	(16,624)	(77)	3,296

Accounting policies

for the 52 weeks ended 29 December 2001

Basis of accounting

The financial statements have been prepared in accordance with applicable accounting standards except as detailed below. The accounting policies adopted have been consistently applied.

The accounts of 4imprint Group plc and its subsidiaries are prepared in accordance with historical cost accounting principles other than the revaluation of land and buildings referred to below.

Accounting policies adopted in the year

The disclosure requirements under FRS 17, Retirement Benefits are given in note 4 to the accounts.

FRS 18, Accounting Policies, has been adopted and requires a full review of the Group's accounting policies and estimation techniques.

The policies and estimation techniques used in the previous year's accounts are still considered to be most appropriate and hence no adjustments arise on adoption.

Following the aquisition in 2000 of our franchise business we have set out below our policy for the recognition of revenues.

Basis of consolidation

The consolidated accounts comprise the accounts of 4imprint Group plc and its subsidiaries. The results of subsidiaries acquired or disposed of during the year are included from or up to the date of acquisition or disposal.

Turnover and revenue recognition

Turnover is represented by the net invoiced value of goods and services to customers outside the Group.

Franchise fee income is recognised when the franchise owner has completed training and prepared to conduct business.

Franchise service fees are recognised upon delivery of goods to the franchise owner's customers.

The debtors and creditors arising from franchise owner billings are owned by the Group and included in the Group's Balance Sheet.

Investments

Investments in subsidiaries are stated at cost. Where, in the opinion of the directors, an impairment of the investment has arisen provisions are made accordingly.

Goodwill

With effect from 28 December 1997, goodwill arising on acquisitions has been accounted for in accordance with the requirements set out in FRS 10. Goodwill denominated in foreign currencies is translated at closing rate. Goodwill is amortised on a straight line basis over its useful economic life up to a maximum of 20 years.

Goodwill eliminated against reserves prior to 28 December 1997 has not been reinstated on implementation of FRS 10. However if a subsidiary is subsequently sold or closed any goodwill previously written off directly to reserves is taken into account in determining the profit or loss on sale or closure.

Tangible fixed assets and depreciation

Land and buildings are stated at their valuation on 1 January 2000. The Group has adopted the transitional provisions of FRS15 to not update valuations. No depreciation is provided on land. For all other tangible fixed assets, depreciation is calculated to write off their cost or valuation by equal annual installments over the period of their estimated useful lives, which are reviewed and revised on a regular basis.

The principal useful lives currently fall within the following ranges:

Buildings	20 – 60 years
Plant, machinery, fixtures and fitting	3 – 25 years
Motor vehicles	3 – 6 years

Profits and losses arising from depreciation over or under provided at the time of disposal are accounted for in arriving at operating profit and are separately disclosed when material.

Catalogue costs

The cost of each new catalogue is expensed in the year apart from the carry forward of an element directly related to post year end sales.

Leases and hire purchase contracts

Fixed assets leased under finance leases or acquired under hire purchase contracts are capitalised and

4imprint

depreciated over their expected useful lives within the ranges specified above. Finance charges are allocated over the primary period of the lease or contract in proportion to the capital element outstanding.

Rentals payable under operating leases are charged to the profit and loss account as they accrue.

Deferred taxation

Provision is made, at appropriate rates of tax, using the liability method, where a material asset or liability may arise in the foreseeable future. Where a provision is required, deductions are made for anticipated relief for losses.

Stocks

Stocks are valued at the lower of cost and net realisable value. Cost comprises materials, labour and the overheads attributable to the stage of production reached.

Foreign currencies

The financial statements of overseas enterprises are translated into sterling at the exchange rate ruling at the balance sheet date; profits and losses are translated at average rates for the trading period under review. The resulting surpluses and deficits, as reduced by matching surpluses and deficits arising on currency borrowings funding such enterprises, are taken directly to reserves and are reported in the statement of total recognised gains and losses. All other exchange profits and losses are dealt with through the profit and loss account.

Financial instruments

The Group uses financial instruments to manage the financial risks associated with its underlying operational activities and the financing of those activities. The Group does not undertake any trading activity in financial instruments. The Group's approach to the management of its financial risks is outlined in the Operating and Financial Review on pages 14 and 15.

Exchange gains and losses arising from forward currency contracts are accounted for according to the underlying exposure hedged as follows:

- where contracts hedge significant, firm third party commitments, the gains or losses are recognised in the profit and loss account in the same period as the underlying transaction.
- where contracts hedge currency flows from general trading, the gains or losses arising are taken to the profit and loss account in the period in which they mature.
- where contracts hedge overseas net investments, the gains and losses are taken to reserves to offset the exchange differences arising on the retranslation of net assets.

Pensions

The Group operates a defined benefit scheme which is closed to new entrants and defined contribution pension schemes for the majority of its full-time United Kingdom employees. Actuarial valuations of the defined benefit scheme are carried out by independent professionally qualified actuaries at least every three years. Contributions to the defined benefit scheme, which are determined in accordance with the recommendations of the actuaries, are charged to the profit and loss account so as to spread the cost to the Group of providing the expected benefits as nearly as possible in proportion to the expected pensionable remuneration of the participating employees over their anticipated service lives with the Group. The accounting policy follows the funding policy except where the actuarial valuation gives rise to a surplus or deficiency. For funding purposes, such surpluses or deficiencies are dealt with as advised by the actuary. Under normal circumstances, for accounting purposes, they are spread over the anticipated remaining service lives of the participating employees. Contributions to the defined contribution scheme are charged to the profit and loss account as made.

The Group's subsidiary companies in the United States of America maintain defined contribution pension schemes for the majority of their employees. Contributions to these schemes are charged to the profit and loss account as made.

Notes to the accounts

4imprint

The accounts of which these notes form a part were approved by the Directors on 15 April 2002

1 Analysis of turnover, profit and net assets

The analysis of turnover in terms of destination is as follows:

	2001 £'000	2000 Continuing operations £'000	2000 Discontinued operations £'000	2000 £'000
Africa	78	111	7	118
America	44,638	36,709	3,438	40,147
Australia	45	52	108	160
Continental Europe	7,869	13,923	1,101	15,024
Far East	3,101	185	102	287
Middle East	31	99	26	125
United Kingdom	38,211	36,922	23,864	60,786
Rest of the World		31		31
	93,973	88,032	28,646	116,678

The analysis of turnover, operating profit and net assets by origin is as follows:

		Turnover 2001 £'000	Turnover 2000 £'000	Operating profit/(loss) 2001 £'000	Operating profit/(loss) 2000 £'000	Net assets/(liabilities) 2001 £'000	Net assets/(liabilities) 2000 £'000
United Kingdom:	Continuing	49,980	51,821	786	1,730	14,942	16,874
	Discontinued		26,323		(3,528)		
		49,980	78,144	786	(1,798)	14,942	16,874
America:	Continuing	43,993	36,211	230	2,082	27,833	13,366
	Discontinued		2,323		(191)		
		93,973	38,534	230	1,891	27,833	13,366
Cash						3,296	19,997
Unallocated liabilities						(356)	(3,425)
Provisions arising on disposal of businesses							(967)
		93,973	116,678	1,016	93	45,715	45,845

The analysis of turnover, operating profit and net assets by product is as follows:

	Turnover 2001 £'000	Turnover 2000 £'000	Operating profit/(loss) 2001 £'000	Operating profit/(loss) 2000 £'000	Net assets/(liabilities) 2001 £'000	Net assets/(liabilities) 2000 £'000
Promotional marketing	93,973	88,032	1,016	3,812	42,775	30,240
Discontinued operations		28,646		(3,719)		
Cash					3,296	19,997
Unallocated liabilities					(356)	(3,425)
Provisions arising on disposal of businesses						(967)
	93,973	116,678	1,016	93	45,715	45,845

Notes to the accounts

4imprint

2 Operating expenses

	2001 £'000	2000 Continuing operations £'000	2000 Discontinued operations £'000	2000 £'000
Changes in stocks of finished goods and work in progress	(496)	1,646	5,986	7,632
Operating expenses				
Raw materials and consumables	55,282	57,504	9,353	66,857
Rentals under operating leases:				
Hire of vehicles and equipment	300	278	457	735
Other operating leases	1,309	1,012	195	1,207
Auditors' remuneration for audit (Parent: £15,000, 2000: £15,000)	105	101	8	109
Staff costs (note 3)	16,575	12,338	15,807	28,145
Depreciation of owned assets	1,922	1,264	2,179	3,443
Depreciation of assets held under finance leases		39	55	94
Amortisation of goodwill	954	277		277
Rental income	(100)	(373)		(373)
Loss/(profit) on disposal of tangible fixed assets	113	(9)	(24)	(33)
Other external charges	16,001	13,435	10,321	23,756
	92,461	85,866	38,351	124,217

Non-audit fees paid to PricewaterhouseCoopers during the year were £14,000 (2000: £182,000).

3 Employees

The average number of employees in the year was:

	2001 number	2000 Continuing operations number	2000 Discontinued operations number	2000 number
Production	53	67	560	627
Sales and distribution	225	230	96	326
Administration	352	276	112	388
	630	573	768	1,341

The costs incurred in respect of these employees were:

	2001 £'000	2000 Continuing operations £'000	2000 Discontinued operations £'000	2000 £'000
Wages and salaries	14,845	10,916	14,671	25,587
Social security costs	1,477	1,166	1,107	2,273
Pension charges (note 4)	253	256	29	285
	16,575	12,338	15,807	28,145

4 Employee pension schemes

	2001 £'000	2000 Continuing operations £'000	2000 Discontinued operations £'000	2000 £'000
The net pension charges (note 3) are made up as follows:				
Defined contribution plans	275	206		206
Defined benefit schemes:				
Regular cost	215	108	916	1,024
Part of actuarial surplus allocated to period	(237)	(23)	(355)	(378)
Interest effect of prepayment		(35)	(532)	(567)
	253	256	29	285

The funds of the Group's schemes are administered by trustees and are independent of the Group's finances.

Defined benefit scheme

The net pension scheme charges for the period have been assessed in accordance with the advice of the Group's independent actuaries on an ongoing basis using the projected unit method of valuation. An actuarial assessment of the Group's UK defined benefit scheme was made on 5 April 2001.

The assumptions which had the most significant effects on the results of the valuation were those concerning the annual rates of return on investments and the annual rates of increase in earnings and inflation. It was assumed that the long-term rate of return on assets backing post-retirement liabilities would average 5.25% p.a. An additional 1% p.a. was assumed on assets backing the pre-retirement liabilities. The rate of increase in members' earnings was assumed to be 4% p.a. compared to inflation of 2.25% p.a.

At the date of the actuarial valuation, the value of the assets of the scheme was £78.3m and the actuarial value of the assets was sufficient to cover, on average, 101% of the benefits which had accrued to the members after allowing for future increases in earnings.

Actuarial surpluses are being spread, for accounting purposes, over the average remaining service lives of the current participating employees of the scheme using a straight line amortisation method. The interest effects of the timing differences arising from the recognition of pension cost prepayments have been calculated assuming an annual interest rate of 6.25%.

Pension cost prepayments

There was no prepayment in the balance sheet at 29 December 2001 and 30 December 2000, as this was written off as an element of disposals in 2000. A provision of £8,000 for pension costs relating to employees has arisen for the year. This provision reflects the charge for defined benefit pension costs accruing during the year being more than the part of the actuarial surplus allocated to the period.

4 Employee pension schemes (continued)

The valuation used for FRS17 Retirement Benefits disclosures has been based on the most recent actuarial valuation at 5 April 2001 and updated to take account of the requirements of FRS17 in order to assess the liabilities of the scheme at 29 December 2001. Scheme assets are stated at their market value at 29 December 2001.

Assumptions used	*At year-end 29 /12/01*
Rate of increase in salaries	4.0%
Rate of increase of pensions in payment	2.5%
Discount rate	6.0%
Inflation assumption	2.5%

The assets in the scheme and the expected rate of return were:

		At year-end 29/12/01 £000
Equities	7.0%	50,427
Bonds	5.5%	17,317
Other (mainly property)	6.0%	4,991
Total market value assets		72,735
Actuarial value of liability		(76,166)
Deficit		(3,431)
Related deferred tax asset		1,029
Net pension liability		(2,402)

Balance sheet presentation

If the above amounts had been recognised in the financial statements the Company's net assets and profit and loss reserve as at 29 December 2001, assuming a full deferred tax credit, would have been as follows:

	At year-end 29/12/01 £000
Net assets excluding pension asset	45,715
Pension liability	(2,402)
Net assets including pension liability	43,313

	At year-end 29/12/01 £000
Profit and loss reserve excluding pension liability	(3,210)
Pension reserve	(2,402)
Profit and loss reserve	(5,612)

4imprint

5 Directors

	2001 £'000	2000 £'000
Emoluments of the directors of the parent company are as follows:		
Fees		
Contractual salary payments	629	710
Performance related bonus		63
Compensation for loss of office	316	398
Aggregate emoluments of the highest paid director (excluding compensation for loss of office)	222	832

The total emoluments, excluding pension contributions, of the directors were as follows:

Directors' Emoluments

	Notice Period (Years)	*Basic Salary £'000*	*Benefits £'000*	*Compensation for loss of office (F) £'000*	*Annual bonus £'000*	*Total emoluments 2001 £'000*	*Total emoluments 2000 £'000*	*Pensions (A) Increase £'000*	*Pensions (A) T. V. £'000*	*Accrued Entitlement £'000*	*Notes*
Executive											
G.J. Bennington *(resigned 3 July 2000)*							73				
R. Harrison *(resigned 19 October 2001)*		105	15	223		343	155	8	147	73	B
R.A. Nelson	1	218	4			222	180				C
R.C.A. Slater *(appointed 19 October 2001)*	1	26	2			28					C
M.R. Varley *(resigned 30 November 2001)*		133	11	93		237	131	2	11	11	B
Non-Executive											
S.R.G. Booth		45				45	577			140	B
D.M. Dunn		25				25	23				
B.P. Ford *(resigned 19 May 2000)*							10				
M.N. Potter *(appointed 19 March 2001)*		20				20					
N.H.T. Wrigley		25				25	22				E
Total 2001		597	32	316		945		10	158	224	
Total 2000		659	51	398	63		1,171	16	(3)	282	

Note:

(A) The pension increase is the additional accrued benefit arising in 2001 whilst the Transfer Value (TV) is the capital amount applicable to the increase in the accrued benefit.

(B) The Company experienced a pension contribution holiday in the UK in 2001 and as such did not pay any contributions to the pension fund on behalf of the UK executive directors. The notional funding rate of the pension scheme (the regular cost) was 17.3%. Cash contributions will be made in 2002.

(C) The Group makes defined contributions to the pension plans of R. A. Nelson and R.C.A. Slater. These amounted to £4,000 (2000: £3,000) and £2,000 (2000: £nil) respectively.

(D) Non-executive directors do not have any pension arrangements with the Group with respect to their employment as non-executive directors.

(E) N. H. T. Wrigley's remuneration is paid to N. M. Rothschild & Sons Limited.

(F) R. Harrison's compensation for the loss of office is being settled in monthly instalments to 30 April 2003. M.R. Varley's compensation for loss of office has been settled in two lump sum payments. Both of these amounts have been expensed in the 2001 accounts.

6 Exceptional items

	2001 £'000	2000 £'000
Cost of fundamental reorganisation	(1,525)	(1,389)
Loss on disposal of Bemrose Security Printing and Henry Booth Group		(20,029)
Loss on disposal of other subsidiaries		(24,466)
	(1,525)	(45,884)

The exceptional costs in 2001 represents the completion of the fundamental reorganisation and relates to the closure costs of the Woking operation together with provision for the onerous element of the remaining lease.

7 Net interest

	2001 £'000	2000 £'000
Interest receivable and similar income	(1,200)	(1,236)
Bank loans and overdrafts		
Repayable within five years not by installments	726	524
	(474)	(712)
Finance leases		8
Net interest receivable	(474)	(704)

8 Tax on ordinary activities

	2001 £'000	2000 £'000
United Kingdom taxation:		
Corporation tax at 30% (2000: 30%)		(1,444)
Corporation tax (credit)/charge in respect of previous years	(7)	104
	(7)	(1,340)
Overseas taxation		
Current	520	1,828
In respect of previous years	28	(222)
	548	1,606
Deferred taxation (credit)/charge	(499)	9
	42	275

The Group has not recognised tax losses of £2.1m. There is no tax credit relating to the exceptional items.

9 Profit/(loss) for the financial year

The Company has taken advantage of Section 230 of the Companies Act 1985 and consequently a profit and loss account for the Company alone is not presented. A loss for the financial year of £1,055,000 (2000: Loss of £41,079,000) has been dealt with in the financial statements of the Company.

10 Dividends

	2001 £'000	2000 £'000
Equity dividends - ordinary shares		
Interim 1.00p (2000: 6.45p), paid 12 November 2001	287	1,847
Final 1.25p (2000: 12.20p), proposed to be paid 30 May 2002	359	3,499
	646	5,346
Non-equity dividends - preference shares		4
	646	5,350

11 Earnings per share

	2001	2000
Net profit for the financial year before exceptional items (£'000)	1,448	522
Preference dividends (£'000)		(4)
Exceptional items after tax (£'000)	(1,525)	(45,884)
Net loss for the financial year after preference dividends (£'000)	(77)	(45,366)
Earnings per ordinary share before exceptional items (pence)	5.04	1.84
Loss per ordinary share on exceptional items (pence)	(5.31)	(162.68)
Basic loss per ordinary share (pence)	(0.27)	(160.84)
Diluted earnings per ordinary share before exceptional items (pence)	5.04	1.84
Diluted loss per ordinary share on exceptional items (pence)	(5.31)	(162.67)
Diluted loss per ordinary share (pence)	(0.27)	(160.83)
Average number of ordinary shares in issue for basic earnings (thousands)	28,713	28,205
Dilutive impact of share options outstanding (thousands)		2
Diluted average number of ordinary shares in issue (thousands)	28,713	28,207

Earnings per ordinary share before exceptional items has been calculated to eliminate the impact of exceptional items on the results of the business.

12 Goodwill

	£'000
Group:	
Cost:	
At 31 December 2000	17,862
Additions	875
Exchange translation	382
At 29 December 2001	19,119
Amortisation:	
At 31 December 2000	537
Charge for period	954
Exchange translation	(5)
At 29 December 2001	1,486
Net book value at 29 December 2001	17,633
Net book value at 30 December 2000	17,325

The goodwill arising on the acquisitions made in the period is being amortised on a straight line basis over 20 years. This is the minimum period over which the directors estimate that the values of the underlying businesses acquired are expected to exceed the value of the underlying assets.

4imprint

13 Tangible assets

	Land and Buildings Freehold £'000	Land and Buildings Short leasehold £'000	Plant and machinery £'000	Fixtures and fittings £'000	Total £'000
Group:					
Cost or valuation:					
At 31 December 2000	426	37	4,212	3,313	7,988
Additions			3,681	993	4,674
Disposals			(896)	(12)	(908)
Exchange translation	5		90	(4)	91
At 29 December 2001	431	37	7,087	4,290	11,845
At valuation	350				350
At cost	81	37	7,087	4,290	11,495
Depreciation:					
At 31 December 2000	6	29	1,662	1,549	3,246
Charge for period	6	3	1,528	385	1,922
Disposals			(724)		(724)
Exchange translation			39	(1)	38
At 29 December 2001	12	32	2,505	1,933	4,482
Net book value at 29 December 2001	419	5	4,582	2,357	7,363
Net book value at 30 December 2000	420	8	2,550	1,764	4,742
Parent:					
Cost or valuation:					
At 29 December 2001 and 31 December 2000	285				285
Depreciation:					
At 31 December 2000	6				6
Charge for period	6				6
At 29 December 2001	12				12
Net book value at 29 December 2001	273				273
Net book value at 30 December 2000	279				279

13 Tangible assets (continued)

Land and Buildings

If stated under historical cost principles the equivalent amounts for the total of land and buildings would be:

	Group		Parent	
	2001	2000	2001	2000
	£'000	£'000	£'000	£'000
Cost:				
Freehold	376	371	230	230
Short leasehold	37	37		
At 29 December 2001	413	408	230	230
Depreciation:				
Short leasehold	32	29		
At 29 December 2001	32	29		
Net book value at 29 December 2001	381	379	230	230

Assets held under finance leases

The parent company held no tangible fixed assets under finance leases at 29 December 2001 (2000: £nil). Included below are the tangible fixed assets of the Group held under finance leases at 30 December 2000:

Group:	2001	2000
	£'000	£'000
Plant and machinery:		
Capitalised values		105
Accumulated depreciation		(81)
Net book value at 29 December 2001		24
Fixtures and Fittings:		
Capitalised values		156
Accumulated depreciation		(84)
Net book value at 29 December 2001		72
Total:		
Capitalised values		261
Accumulated depreciation		(165)
Net book value at 29 December 2001		96

14 Investments

Group:	*2001* *£'000*	*2000* *£'000*
Interests in own shares	9	76

Interests in own shares represents the cost of 3,571 (2000: 28,665) of the Company's ordinary shares. These shares were acquired by the 4imprint qualifying employee share trust (QUEST) using funds provided by 4imprint Group plc to meet obligations under save as you earn share option schemes. The costs of funding and administering the scheme are charged to the profit and loss account of the Company in the period to which they relate. Dividend income from and voting rights on, the shares held by the QUEST have been waived and the shares have been excluded from the earnings per share calculation. The market value of the shares at 29 December 2001 was £3,839 (2000: £124,092).

Parent:	*Shares at cost £000*
At 31 December 2000 and 29 December 2001	110,182

Subsidiary companies:
The principal operating subsidiaries at 29 December 2001, all wholly owned, were:

Company	*Country of incorporation and operation*	*Business*
4imprint Finance Limited	England*	Holding Company
Broadway Incentives Limited	England*	Promotional products
Kreyer Werbeartikel GmbH	Germany*	Promotional products
Product Plus International Limited	England	Promotional products
4imprint Inc.	USA	Promotional products
Adventures in Advertising Franchise Inc.	USA	Franchise operator for promotional products

**Held by 4imprint Group plc.*

Full information on all subsidiary companies will be annexed to the Company's next annual return to the Registrar of Companies.

15 Stocks

	2001 £'000	2000 £'000
Group:		
Raw materials and consumables		518
Finished goods and goods for resale	5,295	5,214
	5,295	5,732

The Parent Company held no stock at 29 December 2001 (2000: £nil).

16 Debtors

	Group		Parent	
	2001 £'000	2000 £'000	2001 £'000	2000 £'000
Due within one year:				
Trade debtors	30,971	32,477		
Amounts due from subsidiary companies			11,731	11,672
Other debtors	3,156	3,815	703	1,398
Prepayments	3,138	3,343		
	37,265	39,635	12,434	13,070
Due after more than one year:				
Other debtors	3,709	4,817	3,450	4,016
Deferred tax asset (note 20)	2,762	2,188		
	6,471	7,005	3,450	4,016

Included within other debtors is a total amount of £4,143,000 (2000: £5,355,000) which represents the deferred consideration receivable in respect of the disposal of the US Supplier Businesses in 1999. Of this amount £3,450,000 (2000: £4,016,000) is included in other debtors due after more than one year.

17 Creditors: amounts falling due within one year

	Group		Parent	
	2001 £'000	2000 £'000	2001 £'000	2000 £'000
Bank and other loans	20,436	7,174	20,436	
Bank overdrafts	1,628	967	777	578
Trade creditors	12,572	15,101		
Amounts due to subsidiary companies			52,317	73,445
Corporation tax	5,134	4,947	1,270	1,579
Other tax and social security	407	584		
Obligations under finance leases		7		
Other creditors	3,975	17,071	25	182
Dividends	365	3,501	365	3,501
	44,517	49,352	75,190	79,285

18 Creditors: amounts falling due after more than one year

	Group 2001 £'000	Group 2000 £'000	Parent 2001 £'000	Parent 2000 £'000
Other creditors due within two to five years	5,178	5,221		

The amounts above represent the gross deferred consideration due on previous years acquisitions.

19 Financial instruments

The Group's approach to managing financial risk is detailed in the Operating and Financial Review on pages 14 and 15. As permitted by FRS13, the Group has taken advantage of the exemption available for short term debtors and creditors.

a) Interest rate risk

The interest rate and currency profile of the financial assets and liabilities (excluding short term debtors and creditors) of the Group at 29 December 2001 was:

Financial liabilities
At 29 December 2001

					Fixed rate financial liabilities	
	Total £'000	*At floating interest rates £'000*	*At fixed interest rates £'000*	*On which no interest is paid £'000*	*Weighted average interest rate %*	*Weighted average period for which rate is fixed Years*
Sterling	2,239	751		1,488		
US dollar	26,451	16,854	4,143	5,454	2.25	0.33
Euro	239	239				
Other	77	77				
	29,006	17,921	4,143	6,942		

Financial Liabilities
At 30 December 2000

					Fixed rate financial liabilities	
	Total £'000	*At floating interest rates £'000*	*At fixed interest rates £'000*	*On which no interest is paid £'000*	*Weighted average interest rate %*	*Weighted average period for which rate is fixed Years*
Sterling	351	309	7	35	10.59	0.15
US dollar	12,245	6,622	602	5,021	12.00	0.25
Euro	174	174				
Other	399	399				
	13,169	7,504	609	5,056		

Floating rate financial liabilities, comprising mainly debt, bear interest at commercial rates.
Financial liabilities on which no interest is paid of £5,178,000 (2000: £5,021,000) relates to deferred consideration from previous acquisitions.

4imprint

19 Financial instruments (continued)

Financial assets
At 29 December 2001

	Total £'000	At floating interest rates £'000	On which no interest is paid £'000
Sterling	24,284	24,284	
US dollar	5,695	1,160	4,535
Euro	1,980	1,980	
Other	45	45	
	32,004	27,469	4,535

Financial assets
At 30 December 2000

	Total £'000	At floating interest rates £'000	On which no interest is paid £'000
Sterling	29,318	29,318	
US dollar	7,139	1,315	5,824
Other	35	35	
	36,492	30,668	5,824

Floating rate financial assets comprise cash and deposits bearing interest at commercial deposit rates.
Financial assets bearing no interest comprise principally deferred consideration arising from the disposal of businesses.
The weighted average period until maturity of financial assets on which no interest is paid is 1.42 years (2000: 1.91 years).

b) Currency exposures
Details of the Group's policies for managing currency exposure are given in the Operating and Financial Review on page 17. There are no significant currency exposures arising from either transactional monetary assets and liabilities or net investment overseas.
The Group has no unrecognised gains and losses for the year resulting from hedging activity.

c) Liquidity risk
The liquidity analysis of the Group's financial liabilities is set out below:

	2001 £'000	2000 £'000
Within one year	22,944	8,148
In two to five years	6,062	5,021
	29,006	13,169

The Group had no undrawn committed borrowing facilities at the 29 December 2001 and 30 December 2000.

d) Fair value of financial assets and liabilities

There are no material differences between the book and fair value of the Group's assets and liabilities.
Fair value is the amount at which financial instruments could be exchanged in an arms-length transaction between informed and willing parties and excludes accrued interest.

20 Provisions for liabilities and charges

	Group 2001 £'000	Group 2000 £'000	Parent 2001 £'000	Parent 2000 £'000
Onerous leases	1,326			
Disposal of subsidiaries	898	967		
Other provisions	1,762	1,240	662	662
	3,986	2,207	662	662

Movements in the period:

	Deferred taxation £'000	Onerous leases £'000	Disposal of subsidiaries £'000	Other provisions £'000
Group:				
At 31 December 2000			967	1,240
Transfer from debtors due after more than one year	(2,188)			
Exchange translation	(73)			
Tax on profit on ordinary activities			32	
Profit and loss account	(499)	1,326		438
Utilised in the period			(101)	
Transfer to debtors after more than one year	2,760			
Other movements				84
At 29 December 2001		1,326	898	1,762
Parent:				
At 31 December 2000 and 29 December 2001				662

Onerous lease

The onerous lease provisions relate to commitments remaining with the Group on the closure of the premises in Woking and the vacation of the premises in Oskosh. These provisions are expected to be utilised in the next 6 years.

Disposal of subsidiaries

The provision was established in 1999 for liabilities arising from the disposal of the US Supplier Businesses and it is anticipated that it will be utilised in the next 2 to 3 years.

Other provisions

Other provisions relate to possible claims in connection with companies previously owned by the Group (£1,301,000) and underfunded pension schemes (£23,000) and the remaining costs of the fundamental reorganisation (£438,000). These provisions are likely to crystallise within 5 years.

20 Provisions for liabilities and charges (continued)

Deferred taxation (asset)/liability

	Amount provided		Amount not provided	
	2001	2000	2001	2000
	£'000	£'000	£'000	£'000
Group:				
Depreciation/capital allowances			(636)	(386)
Goodwill acquired	(2,083)	(2,083)		
Other timing differences	(677)	(105)	(2,706)	(301)
	(2,760)	(2,188)	(3,342)	(687)
Parent:				
Depreciation/capital allowances			(4)	48
Other timing differences			(2,370)	(29)
			(2,374)	19

The above figures exclude taxation payable in the event of the accumulated reserves of overseas subsidiaries being distributed as there is no present intention to distribute them.

21 Called up share capital

	2001 £'000	2000 £'000
Authorised:		
39,000,000 (2000: 39,000,000) ordinary shares of 38 6/13p each	15,000	15,000
Allotted and fully paid:		
28,712,756 (2000: 28,712,756) ordinary shares of 38 6/13p each	11,044	11,044

During the period no ordinary shares were issued. In 2000, 545,203 ordinary shares were issued for £1,727,594 under the Savings Related Share Option Scheme and Executive Share Option Schemes.
The aggregate nominal value of shares issued during the period was £nil (2000: £209,732).
During the period 25,094 shares were transferred from 4imprint QUEST Trustees Limted to satisfy the exercise of SAYE options. This resulted in cash inflows of £66,753.
Under the terms of the agreement with Lands' End Inc. warrants to subscribe for up to 1,703,729 ordinary shares at a price not less than 500p per share are held by Lands' End Inc., exerciseable before July 2010. As stated in the circular to shareholders dated 6 July 2000 conditions apply to the exercise of these warrants and any subsequent warrants issued, pursuant to the agreement.
At 29 December 2001 the following options had been granted and were outstanding under the Company's share option schemes:

Scheme	Date of Grant	Number of ordinary shares	Number of options holders	Subscription price	Date Exerciseable from	to
1986 Executive scheme	28.9.94	30,936	1	381.1p	Sept 1997	Sept 2004
	13.4.95	1,547	1	350.1p	Apr 2000	Apr 2005
	19.4.96	12,000	3	384p	Apr 2001	Apr 2006
1987 Executive Scheme USA	14.4.97	16,000	4	419.5p	Apr 2002	Apr 2007
1998 Executive Scheme USA	14.4.98	18,000	5	450.33p	Apr 2003	Apr 2008
1996 Unapproved Executive scheme	4.6.96	23,334	2	377p	June 2001	June 2006
	16.4.99	20,000	5	350p	Apr 2004	Apr 2009
Share Plan 2000	20.4.00	2,005,000	18	350p	Apr 2001	Apr 2010
	19.3.01	665,000	14	350p	Apr 2001	Apr 2010
SAYE	14.5.97	1,213	1	335.6p	May 2002	Nov 2002
	13.5.98	478	1	360.3p	May 2003	Nov 2003
	21.6.01	12,631	18	213p	Aug 2004	Feb 2005
Totals		2,751,869	70	351.23	Weighted Average Exercise Price	

21 Called up share capital (continued)

The Share Plan 2000 Options are exerciseable as to 50% when the share price reaches 700p and 50% when the share price reaches 1050p (each for an average of at least 60 days before April 2003 and 2005 respectively). On 1 January 2002 further options were granted to employees in the US and UK under the 2001 SAYE Scheme. The US Sharesave plan comprised 175,412 ordinary shares to 156 holders at a subscription price of 127p and will be exerciseable from March 2004 to April 2004. The UK Scheme comprised 271,610 ordinary shares to 114 holders at a subscription price of 127p and will be exerciseable from January 2005 to June 2005.

22 Reserves

	Share premium account £'000	*Revaluation reserve £'000*	*Capital redemption reserve £'000*	*Profit and loss account £'000*
Group :				
At 31 December 2000	37,630	49	208	(3,086)
Transfer from reserves				(723)
Currency adjustments				593
Transfer - depreciation on revalued assets		(6)		6
At 29 December 2001	37,630	43	208	(3,210)
Parent :				
At 31 December 2000	37,630	49	208	27,389
Transfer from reserves				(1,701)
Currency adjustment				(862)
Transfer - depreciation on revalued assets		(6)		6
At 29 December 2001	37,630	43	208	24,832

The cumulative amount of goodwill written off in respect of subsidiary companies and businesses presently held amounts to £15,297,000 (2000: £15,297,000).

23 Financial commitments

	2001		*2000*	
	Land and buildings £'000	*Other £'000*	*Land and buildings £'000*	*Other £'000*
At 29 December 2001, the Group was committed to making the following payments during the next year in respect of non-cancellable operating leases which expire;				
within one year	119	66	113	57
in two to five years	500	130	123	137
in more than five years	994		776	
	1,613	196	1,012	194

There were no financial commitments made by the Company at 29 December 2001 (2000: £nil).

24 Contingent liabilities

Guarantees have been given by the parent company for the Group bank borrowings which, at 29 December 2001 amounted to £3,417,000 (2000: £1,903,000).

25 Capital commitments

Amounts contracted for but not provided in the accounts amounted to £48,000 for the Group (2000: £nil) and £nil for the Company (2000: £nil).

26 Acquisition of businesses

On 30 December 2000 the Group acquired the entire share capital of Adventures In Advertising Franchise Inc. based in Quincy, US. This was accounted for under the acquisition method in 2000 and included provisional fair value adjustments.

Details of the final assets acquired are set out below;	*2000 Provisional fair value to the Group £'000*	*Fair value adjustments £'000*	*2001 Final fair value to the Group £'000*
Tangible fixed assets	172	(49)	123
Current assets :			
Debtors	15,296	1,501	16,797
Cash	1,384	31	1,415
Total assets	16,852	1,483	18,335
Liabilities and provisions :			
Bank loans	(6,537)		(6,537)
Other loans	(602)		(602)
Creditors	(10,097)	(1,321)	(11,418)
Deferred tax	75		75
Net (liabilities)/assets	(309)	162	(147)
Costs of acquisition	(298)	(14)	(312)
Goodwill	12,155	875	13,030
	11,548	1,023	12,571
Satisfied by :			
Cash	8,535	1,023	9,558
Deferred consideration	3,013		3,013
	11,548	1,023	12,571

The movements from the provisional assets acquired in 2000 arose principally from accounting policy adjustments together with their related tax effect.
The deferred consideration is contingent upon future performance.

Previous acquisitions
During the year £320,000 (2000: £3,217,000) was paid in deferred consideration relating to previous acquisitions. These were fully provided for in previous years' accounts.

27 Related party transactions

(a) During the period a subsidiary company entered into the following related party transactions regarding M.R.Varley, a director of the Company until his resignation on 30 November 2001.

(i) Impact Consulting, a psychometric testing company and is controlled by Shelley Rubinstein, who is the sister of M.R.Varley.
The value of the services rendered in the year were £17,056 (2000: £15,069).

(ii) A.Varley, a facilities management consultant, is the father of M.R.Varley. The value of the services rendered in the year were £nil (2000: £20,850)

(b) N.M.Rothschild & Sons Limited are retained by the Company as financial advisors. N.H.T.Wrigley, an independent non-executive director of the Company, is also a director of N.M.Rothschild & Sons Limited. The value of the services rendered during the course of the year was £nil (2000: £505,000).

The Group and Company have taken advantage of the exemption included in FRS8 in relation to transactions with entities that are part of the Group.

Notice of the Annual General Meeting

4imprint

Notice is hereby given that the 81st Annual General Meeting of 4imprint Group plc will be held at 4imprint Group's offices, Park 17, Moss Lane, Whitefield, Manchester on 23 May 2002 at 3:30pm for the purposes of approving the following resolutions of which 1 to 7 and 10 are ordinary and 8 and 9 are special.

1. To receive and adopt the Report of the Directors and the Group's Accounts for the 52 weeks ended 29 December 2001.
2. To declare a final dividend of 1.25p per share.
3. To re-elect Mr. S.R.G. Booth who retires by rotation.
4. To re-elect Mr. D.M. Dunn who retires by rotation.
5. To elect Mr. R.C.A. Slater who was appointed a director since the date of the last Annual General Meeting.
6. That PricewaterhouseCoopers be reappointed auditors of the Company to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and that their remuneration be agreed by the directors.
7. The directors be and they are hereby generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 to exercise during the period ending on the fifth anniversary of the date of the passing of this Resolution (and thereafter in pursuance of any offer or agreement made by the Company prior to the expiry of such period) all powers of the Company to allot relevant securities (as defined in that section) up to an aggregate nominal amount of £3,681,119 and so that this authority shall be in addition to and without prejudice to any other authority vested in the directors to exercise the powers of the Company to allot relevant securities.
8. That the directors be and are hereby authorised pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of that Act) for cash as if the pre-emption provisions of Section 89 (1) of that Act did not apply to any such allotment. This power shall be limited to:
   (a) the allotment of equity securities in connection with a rights issue in favour of ordinary shareholders where the interests of such ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of shares held by them subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with the fractional entitlements, legal or practical problems arising in any territory or by virtue of shares being represented by depository receipts, the requirements of any regulatory body or stock exchange, or any other similar matter and
   (b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of £551,514 (being 5% of the nominal value of the issued ordinary shares).

   This power shall expire at the conclusion of the Annual General Meeting of the Company to be held in the calendar year 2003. The Company may make any offer or agreement before the expiry of this power which would or might require equity securities to be allotted after it has expired and the Directors may allot equity securities pursuant to such an offer or agreement as if the power granted by this resolution had not expired.
9. That the Company be generally and unconditionally authorised to make market purchases (as defined in Section 163 (3) of the Companies Act 1985) of the Company's Ordinary Shares up to a aggregate of 2,871,275 Ordinary Shares (being 10% of the issued Ordinary Shares), provided that:
   (a) the minimum price (exclusive of expenses) which may be paid for each Ordinary Share is not less than 38$^{6}/_{13}$ pence per share
   (b) the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is not more than 5% above the average of the middle of the market quotations for such Ordinary Shares taken from the Daily Official List of the London Stock Exchange Limited for five business days immediately before the date of purchase and
   (c) such authority shall expire at the conclusion of the date falling fifteen months after the passing of this resolution or, if earlier, at the Annual General Meeting in 2003 save that the Company may before such expiry make a contract to purchase Ordinary Shares which would or might require to be executed wholly or partly after such expiry and may make a purchase of Ordinary Shares pursuant to such contracts as if the authority had not expired.
10. That the rules of the 4imprint Group US Sharesave Plan, a summary of the principle features of which is set out on page 49 of the 2001 Annual Report of the Company, be and are herby approved and adopted in the form produced to the Meeting and signed by the Chairman for the purposes of identification.

By order of the Board
Craig Slater
Secretary
15 April 2002

Notes

A member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend and, on a poll, to vote instead of him/her. A proxy need not also be a member of the company. A prepaid form of proxy is enclosed which shareholders are invited to complete and return.

Members may only attend and vote at the Meeting in respect of shares registered in their name 48 hours before the time set for the meeting; changes to the register after that time will be disregarded in determining the rights of any person to attend or vote at the Meeting.

The following information will be available for inspection at the registered office of the Company during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this notice until 23 May 2002, and at the place of the meeting for 15 minutes prior to the meeting until its conclusion.

1 A statement of transactions during the past year of each director and of his family interests in the share capital of the Company.

2 Copies of Directors' service contracts with the Company or any of its subsidiaries.

Notes on business
to be conducted at the Annual General Meeting

4imprint

Resolution No.7

Section 80 of the Companies Act 1985

Section 80 of the Companies Act 1985 requires that the authority of the directors to allot relevant securities shall be subject to the approval of the shareholders in general meeting. Accordingly, an ordinary resolution (Resolution No. 7) will be proposed to renew the authority and thereby authorise the directors to allot current unissued ordinary shares of the Company up to a total nominal amount of £3,681,119 or 9,570,919 ordinary shares representing 33.33% of the issued ordinary share capital. At present the directors have no intention of exercising the authority. The authority will expire on the fifth anniversary of the date of the passing of this Resolution No. 7.

Resolution No.8

Sections 89 and 95 of the Companies Act 1985

Section 89 of the Companies Act 1985 requires that any shares issued wholly for cash must be offered to existing shareholders in proportion to their existing holdings. This resolution proposes to renew the Directors' authority to allot equity shares for cash rather than on a pro rata basis. This will be limited to 1,433,937 ordinary shares (which represents 5% of the Company's issued ordinary share capital). The authority will expire at the conclusion of the Annual General Meeting held in 2003.

Resolution No.9

Share Buy Back

This resolution allows the Company to make market purchases of up to 2,871,275 Ordinary Shares at a price not exceeding 5% above the average market price of the Ordinary Shares for the preceding 5 days.

The directors have no present intention of using this authority, and in any case they would only do so if it was in the best interests of the shareholders generally and would result in an increase in earnings per share.

Resolution No.10

The 4imprint Group US Sharesave Plan ("the Plan")

When shareholders gave their authority to the establishment of the 4imprint Group plc 2001 Sharesave Scheme (the "UK Scheme") at the Annual General Meeting last year authority was also given for the establishment of overseas schemes based on any of the company's employee share schemes previously approved by shareholders, but modified to take account of local tax, exchange control and securities laws. Pursuant to this authority the Company adopted the Plan in June of last year.

In order for US employees to benefit from favourable tax treatment it is necessary, under US Revenue rules, for shareholders to approve the Plan within 12 months of its adoption. Accordingly an Ordinary Resolution to approve the Plan is set out in Resolution 10 and a description of the Plan is set out below:

1. Eligibility

All employees of participating companies designated by the Board are eligible to participate. Benefits provided under the Plan will not be pensionable.

2. Issue of Invitations

Employees eligible to participate in the Plan ('eligible employees') are invited to apply for the grant of options to acquire ordinary shares in the Company. Generally, invitations can only be made during defined grant periods set out in the rules of the Plan. These are, broadly, the 42 day periods following the making of invitations under the UK Scheme and the announcement, in any year, of the Company's final and interim results. The Board may also issue invitations on any day if they consider that exceptional circumstances exist which justify the grant of options.

Eligible employees wishing to participate in the Plan agree to enter into a savings contract under which they save each two weeks a fixed amount of between (at present) $10 and $100. The minimum and maximum limits on the amounts which participants can save under the Plan must be substantially the same as those permitted under the UK Scheme.

3. Grant of Options

Applications to participate in the Plan must be received within a specified period. If applications are received for more shares than are available at the time, applications are scaled down. The Board can decide that applications to save more than a specified amount are scaled down first.

Generally, options must be granted at an option price not less than 85% of the middle market quotation of the Company's ordinary shares on the day immediately preceding the date of grant (or the nominal value if greater). Options must be granted to employees within 30 days of the date the invitations were issued. No payment is required for the grant of an option.

4. Exercise and Lapse of Options

Generally, options can only be exercised within the period commencing on the vesting date of the option and ending on the last day of the option term, the duration of which may not exceed 27 months from the date of grant. Options can be exercised by applying the proceeds of the savings contract (including any interest paid under the savings contract). Generally, subject to the limited exceptions set out below, an option lapses if an option holder leaves employment of the participating company.

A participant (or his personal representatives) is entitled to exercise an option before completion of the savings contract (within specified periods) where that participant dies or leaves due to injury, disability, redundancy, retirement (at contractual retirement age) or the sale of that participant's employing company or business. Options also become exerciseable following a takeover, scheme of reconstruction or amalgamation or voluntary winding-up of the Company.

5. Overall Plan Limits

There is a US securities laws limit to the number of new ordinary shares which have been or may be issued pursuant to options granted under the Plan.

Additionally the number of new ordinary shares which have been or may be issued pursuant to options granted under the Plan and the UK scheme must not exceed:

(a) 10% of the Company's issued ordinary share capital in any ten year period
(b) 5% of the Company's issued ordinary share capital in any five year period
(c) 3% of the Company's issued ordinary share capital in any three year period

Options which have lapsed and options granted under any other employee share scheme operated by the Company shall not be counted for the purposes of the above limits.

6. Shares acquired on exercise

Shares will be issued or transferred within 30 days of an option being exercised. All ordinary shares newly issued under the Plan will rank *pari passu* with the existing ordinary shares (save for distributions the record date for which precedes the date of exercise).

7. Adjustment

In the event of a capitalisation issue or rights issue or on any reduction, sub-division or consolidation or any other variation in the capital of the Company, the number of ordinary shares the subject of any option and/or any price at which options may be exercised may be adjusted by the Board, subject to the written confirmation of the Company's auditors that the adjustment is in their opinion fair and reasonable.

8. Alterations to the Plan

The Board may alter any of the provisions of the Plan in any respect except that no alteration or addition to the rules of the Plan relating to:

(a) eligibility to participate in the Plan
(b) limits on the number of new shares which may be issued pursuant to the Plan
(c) the maximum entitlement of individual participants under the Plan
(d) the basis on which individuals are entitled to acquire shares pursuant to the Plan
(e) the adjustment of options under the Plan on a variation of share capital

may be made without the prior approval of the Company in general meeting, other than minor amendments to cause the Plan to be more consistent with the UK Plan, to benefit the administration of the Plan, to take account of a change in legislation (including the issue of a new savings contract) or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or any Group company. Additionally, no amendment can be made which would adversely affect the right of participants without their consent.

9. Termination of the Plan

No option may be granted more than ten years after adoption of the Plan.

10. Inspection of Documents

The draft rules of the Plan will be available for inspection:

(a) at the Company's registered office and at the offices of Pinsent Curtis Biddle, Dashwood House, 69 Old Broad Street, London EC2M 1NR during normal business hours on any weekday (Saturdays, Sundays and Public Holidays excepted) until the conclusion of the Annual General Meeting and
(b) at the Annual General Meeting from 15 minutes prior to the commencement and until the conclusion of, the Meeting.

11. Recommendation

The Board believes the proposal to approve the Plan described above is in the best interests of the Company, its shareholders as a whole and its employees and recommends shareholders to vote in favour the resolution concerned as they intend to do in respect of their own beneficial holdings.

Five year financial record

4imprint

	2001 £'000	2000 £'000	1999 £'000	1998 £'000	1997 £'000
PROFIT AND LOSS ACCOUNT					
Turnover	93,973	116,678	180,295	216,616	203,333
Operating profit	1,016	93	11,863	23,031	24,816
Exceptional items	(1,525)	(45,884)	1,600	(9,486)	
	(509)	(45,791)	13,463	13,545	24,816
Net interest receivable/(payable)	474	704	(803)	(1,921)	(1,809)
(Loss)/profit on ordinary activities before tax	(35)	(45,087)	12,660	11,624	23,007
Tax on (loss)/profit on ordinary activities	(42)	(275)	(3,842)	(6,945)	(7,379)
(Loss)/profit for the financial year	(77)	(45,362)	8,818	4,679	15,628
Dividends	(646)	(5,350)	(48,252)	(7,524)	(6,977)
Transferred (from)/to reserves	(723)	(50,712)	(39,434)	(2,845)	8,651
(Loss)/earnings per ordinary share	(0.27)	(160.84p)	26.28p	10.91p	36.71p
Dividends per share					
-Ordinary, as adjusted	2.25p	18.65p	18.65p	17.50p	16.25p
-Special			100.00p		
BALANCE SHEET					
Fixed assets	25,005	22,143	33,331	54,905	45,293
Net current assets	29,874	31,130	25,057	35,462	32,108
Pension prepayment			11,631	11,604	11,396
Other liabilities	(9,164)	(7,428)	(6,197)	(43,011)	(27,233)
Shareholders' funds	45,715	45,845	63,822	58,960	61,564
Net cash/(debt)	3,296	19,997	(604)	(24,939)	(22,918)
Debt/equity ratio	N/A	N/A	1%	42%	37%

(a) The financial record has been restated to reflect the requirements of FRS12 issued by the Accounting Standards Board (ASB).
(b) Earnings per share have been adjusted for the bonus element of the April 1996 rights issues.
(c) Dividends per share have been adjusted for the bonus element of the April 1996 rights issues.
(d) Group land and buildings were revalued on 1 January 2000.

Notes

4imprint

4imprint Group plc
Group Headquarters
Park 17
Moss Lane
Whitefield
M45 8FJ
Telephone: +44 (0) 161 272 4000
Fax: +44 (0) 161 272 4001
email: hq@4imprint.co.uk

UK
4imprint
Broadway
Trafford Wharf Road
Manchester
M17 1DD
Telephone: +44 (0) 870 240 6622
Fax: +44 (0) 870 241 3440
email: sales@4imprint.co.uk

4imprint
South Bank Business Centre
Ponton Road
London
SW8 5BL
Telephone: +44 (0) 207 393 0033
Fax: +44 (0) 207 393 0080
email: sales@4imprint.co.uk

4imprint
Clifton Heights
Triangle West
Bristol
BS8 1EJ
Telephone: +44 (0) 117 929 9236
Fax: +44 (0) 117 925 1808
email: sales@4imprint.co.uk

Hong Kong
4imprint
Unit 1811, 18th Floor
Star House
3 Salisbury Road
Tsimshatsui, Kowloon
Hong Hong
Telephone: +852 2301 3082
Fax: +852 2724 5128
email: ppfe@4imprint.co.uk

USA
4imprint
101 Commerce Street
Oshkosh
WI 54901
USA
Telephone: +1 920 236 7272
Fax: +1 920 236 7282
email: sales@4imprint.com

4imprint
Adventures In Advertising
400 Crown Colony Drive
Quincy
MA02169
USA
Telephone: +1 617 472 9900
Fax: +1 617 472 9976
email: sales@advinadv.com

Germany
4imprint
Raiffeisenstrasse 32
Hagen
D-58093
Germany
Telephone: +49 (0) 2331 95970
Fax: +49 (0) 2331 58390
email: kreyer@4imprint.co.uk

France
4imprint
4, boulevard des Iles
92130 Issy-les-Moulineaux
France
Telephone: +33 (0) 1559 59640
Fax: +33 (0) 1559 59641
email: ppfrance@4imprint.co.uk

4imprint Group plc

4imprint Group plc, Park 17, Moss Lane, Whitefield M45 8FJ **Telephone:** +44 (0) 161 272 4000 **Fax:** +44 (0) 161 272 4001 **email:** hq@4imprint.co.u